Exhibit 99.02

GRAVIS OIL CORPORATION

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
to be held on September 7, 2012

TO THE SHAREHOLDERS OF GRAVIS OIL CORPORATION

NOTICE IS HEREBY GIVEN that a special meeting (the Meeting) of the holders (Shareholders) of common shares (Common Shares) of Gravis Oil Corporation (Gravis or the Corporation) will be held at the offices of Norton Rose Canada llp, 3700, 400 3rd Avenue S.W., Calgary, Alberta, at 9:00 a.m.(Calgary time) on September 7, 2012 for the following purposes:

1.	to elect the directors of the Corporation for the ensuing year;

2.	to appoint Marcum LLP, Chartered Accountants, as the auditor of the Corporation for the ensuing year and to authorize the board of directors to fix the auditors' remuneration;

3.
to consider and, if thought advisable, pass, with or without variation, a special resolution, the full text of which is set forth in the Information Circular accompanying this Notice, to amend the articles of the Corporation to change the name of the Corporation from "Gravis Oil Corporation" to "Petro River Oil Corp.";

4.
to consider and, if thought advisable, pass, with or without variation, an ordinary resolution, the full text of which is set forth in the Information Circular accompanying this Notice, to approve the adoption of a equity compensation plan of the Corporation;

5.
to consider and, if thought advisable, pass, with or without variation, a special resolution, the full text of which is set forth in the Information Circular accompanying this Notice, to grant the Board of Directors of the Corporation the discretionary authority to amend the Corporation’s organizational documents to effect, within one year of the effective date of the special resolution approving same, one or more share consolidations of the issued and outstanding Common Shares, pursuant to which the Common Shares would be combined and reclassified into one Common Share at a ratio within the range from 1-for-2 up to 1-for-250, provided however, that the Corporation shall not effect a consolidation that, in the aggregate, exceeds 1-for-250;

6.
to consider and, if thought advisable, pass, with or without variation, a special resolution, the full text of which is set forth in the Information Circular accompanying this Notice, to approve the Continuance of the Corporation into the State of Delaware as if it had been incorporated under the laws of the State of Delaware, and, therewith, the amendment to the articles of the Corporation to change the authorized shares of the Corporation as reflected in the Certificate of Incorporation of Petro River Oil Corp. to be filed in the State of Delaware in the form provided in this Information Circular; and

7.	to transact such other business as may properly be brought before the Meeting or any adjournment or adjournments thereof.

Shareholders should refer to the Information Circular for more detailed information with respect to the matters to be considered at the Meeting.

If you are a registered Shareholder and are unable to attend the Meeting in person, please date and execute the accompanying form of proxy and return it in the envelope provided to Computershare Trust Company of Canada, the registrar and transfer agent of the Corporation, at 600, 530 - 8th Avenue S.W., Calgary, Alberta T2P 3S8, or by facsimile, at (403) 267-6529, by no later than 5:00 p.m. (Calgary time) on September 5, 2012 or two business days preceding the date of any adjournment.

If you are not a registered Shareholder and receive these materials through your broker or through another intermediary, please complete and return the form of proxy in accordance with the instructions provided to you by your broker or by the other intermediary.

The board of directors of the Corporation has fixed August 3, 2012 as the record date.  Shareholders of record at the close of business on August 3, 2012 are entitled to notice of the Meeting and to vote thereat or at any adjournment(s) thereof on the basis of one vote for each Common Share held, except to the extent that: (i) a registered Shareholder has transferred the ownership of any Common Shares subsequent to August 3, 2012; and (ii) the transferee of those Common Shares produces properly endorsed share certificates, or otherwise establishes that he or she owns the Common Shares and demands, not later than 10 days before the Meeting, that his or her name be included on the list of persons entitled to vote at the Meeting, in which case, the transferee shall be entitled to vote such Common Shares at the Meeting.  The transfer books will not be closed.

BY ORDER OF THE BOARD OF DIRECTORS

(Signed) "Jeffrey Freedman"

Jeffrey Freedman
Interim Chief Executive Officer

August 10, 2012